February 26, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Celeste M. Murphy
Justin Kisner

RE:	Yodle, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-197286)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Yodle, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-197286), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 8, 2014.

Due to the anticipated acquisition of the Registrant by Web.com Group, Inc., the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement, which has not been declared effective.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Yodle, Inc., 330 West 34th Street, 18th Floor, New York, NY 10001, facsimile number (212) 542-5442, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Nicole Brookshire, 500 Boylston Street, Boston, MA 02116, facsimile number (617) 937-2400.

If you have any questions with respect to this matter, please contact Nicole Brookshire of Cooley LLP at (617) 937-2357.

Sincerely,

Yodle, Inc.

/s/ Court Cunningham

Court Cunningham
Chief Executive Officer